02018021

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 38759

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2002 340

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Olde Economie Financial Consultants, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

511 State Street
(No. and Street)

Baden	PA	15005-1738
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rick Katterson / John Toth — 724/869-7526
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turnley, Mark C
(Name — *if individual, state last, first, middle name*)

2919 Duss Avenue	Ambridge	PA	15003
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rick Katterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Olde Economie Financial Consultants, Ltd., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Rick Katterson
Signature

President / General Principal
Title

John E Toth, Jr.
Notary Public
John E. Toth, Jr.

Notarial Seal
John E. Toth, Jr., Notary Public
Baden Boro, Beaver County
My Commission Expires Aug. 3, 2004
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (cash flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (none)
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (none)
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OLDE ECONOMIE FINANCIAL CONSULTANTS, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS:		
Cash - Checking	$ 78,060	
Investments	95,820	
Accounts Receivable:		
Dealer Concessions	2,900	
Limited Partnerships and Variable Annuities	4,525	
Representatives and Over 30-days	6,935	
Stock Commissions	1,560	
Prepaid Taxes	12,347	
TOTAL CURRENT ASSETS		**$ 202,147**
PROPERTY & EQUIPMENT:		
Office Equipment & Fixtures	$ 39,152	
Computer Software	25,332	
Less Accumulated Depreciation	(59,750)	
NET PROPERTY AND EQUIPMENT		4,734
OTHER ASSETS:		
Organization & Licensing Costs	$ 1,598	
Accumulated Amortization	(1,598)	
TOTAL OTHER ASSETS		**-**
TOTAL ASSETS		**$ 206,881**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
CURRENT LIABILITIES:		
Accounts Payable	$ 1,950	
Commissions Payable	12,332	
Deferred Revenue	29,860	
TOTAL CURRENT LIABILITIES		**$ 44,142**
STOCKHOLDERS' EQUITY:		
Common Stock (3000 Shares authorized, 1800 shares issued and outstanding)	$ 23,845	
Common Stock Subscribed	2,650	
Less Subscriptions Received	(1,245)	
Retained Earnings	137,489	
TOTAL STOCKHOLDERS' EQUITY		**162,739**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		**$ 206,881**

The accompanying notes are an integral part of these financial statements.

OLDE ECONOMIE FINANCIAL CONSULTANTS, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE

COMMISSIONS:				
Mutual Funds / Variable Annuities	$	775,325		
Stocks		40,346		
12B-1 Fees		262,447		
DPP and Limited Partnerships		17,493		
Consulting		304,231		
Less: Returns and Allowances		(12,118)		
TOTAL COMMISSIONS			$	1,387,724
OTHER INCOME:				
Miscellaneous Revenue	$	1,434		
Unrealized Loss on Securities		(966)		
Interest Income (Net)		5,215		
TOTAL OTHER INCOME			$	5,683
TOTAL REVENUE			**$**	**1,393,407**

OPERATING EXPENSES

Commissions	$	942,226		
Advisory Fees		133,842		
Professional Fees		162,344		
Rent		64,600		
Advertising		7,721		
Regulatory Fees		15,160		
Vehicle Expenses		3,641		
Dues and Subscriptions		6,236		
Insurance		19,736		
Office Expense		37,342		
Postage		4,818		
Telephone and Utilities		10,342		
Repairs		1,178		
Travel and Entertainment		2,295		
Depreciation		1,184		
Miscellaneous		7,879		
TOTAL EXPENSES			**$**	**1,420,544**
NET INCOME BEFORE TAXES			**$**	**(27,137)**
Provision for Federal Income Tax				-
NET INCOME			**$**	**(27,137)**

The accompanying notes are an integral part of these financial statements.

OLDE ECONOMIE FINANCIAL CONSULTANTS, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Service Fee Income Received	$ 1,402,046	
Other Operating Income Received	6,649	
Payments For Commissions and Advisory Fees	(1,086,379)	
Payments For Professional Services	(162,344)	
Payments For Other Operating Expenses	(180,523)	
Corporate Income Tax Payments	(14,369)	
NET CASH <USED FOR> OPERATIONS		**$ (34,920)**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase in Investments	$ (8,359)	
Fixed Asset Purchases	(5,917)	
NET CASH <USED FOR> INVESTING ACTIVITIES		**(14,276)**
NET INCREASE (DECREASE) IN CASH		**$ (49,196)**
CASH - December 31, 2000		127,256
CASH - DECEMBER 31, 2001		**$ 78,060**

RECONCILIATION OF NET INCOME TO NET CASH <USED FOR> OPERATIONS:

Net Income		**$ (27,137)**
Adjustments to Reconcile Net Income to Cash <Used For> Operating Activities:		
Depreciation		1,184
Unrealized Loss on Securities		966
Changes in Current Assets and Liabilities:		
(Increase) Decrease in Accounts Receivable	$ 14,322	
(Increase) Decrease in Prepaid Expenses	(11,836)	
Increase (Decrease) in Accounts Payable	425	
Increase (Decrease) in Commissions Payable	(950)	
Increase (Decrease) in Accrued Taxes	(2,533)	
Increase (Decrease) in Deferred Revenue	(9,361)	
Net Change in Current Assets and Liabilities		(9,933)
NET CASH <USED FOR> OPERATIONS		$ (34,920)

The accompanying notes are an integral part of these financial statements.

OLDE ECONOMIE FINANCIAL CONSULTANTS, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK	COMMON STOCK SUBSCRIBED	RETAINED EARNINGS	TOTAL STOCKHOLDERS EQUITY
BALANCE - DECEMBER 31, 2000	$ 26,495	$ (1,245)	$ 158,632	$ 183,882
PRIOR PERIOD ADJUSTMENT	-	-	5,994	5,994
NET <LOSS>	-	-	(27,137)	(27,137)
BALANCE - DECEMBER 31, 2001	**$ 26,495**	**$ (1,245)**	**$ 137,489**	**$ 162,739**

The accompanying notes are an integral part of these financial statements.

OLDE ECOMONIE FINANCIAL CONSULTANTS LTD
511 STATE STREET
BADEN, PENNSYLVANIA 15005

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS

NONE

OLDE ECONOMIE FINANCIAL CONSULTANTS, LTD.
SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS & NET CAPITAL IN ACCORDANCE WITH RULE 15C 3-1 UNDER THE SECURITIES & EXCHANGE ACT OF 1934
DECEMBER 31, 2001

AGGREGATE INDEBTEDNESS	**$**	**44,142**
NET CAPITAL		
Ownership Equity	$	162,739
Less: Non-Allowable Assets:		
Petty Cash		(100)
A/R Dealer Concessions over 30 Days		(312)
A/R Dealer Concessions LP		(905)
A/R Reps		(6,623)
NASD Warrants		(3,300)
Prepaid Corporate Taxes		(511)
Fixed Assets (Net)		(4,734)
TENTATIVE NET CAPITAL	**$**	**146,254**
Less Haircut on Investment		3,237
NET CAPITAL	**$**	**143,017**

The accompanying notes are an integral part of these financial statements.

OLDE ECOMONIE FINANCIAL CONSULTANTS LTD
511 STATE STREET
BADEN, PENNSYLVANIA 15005

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15C 3-3

Firm claims an exemption for the determination of reserve requirement pursuant to rule 15c 3-3 paragraph (k) (2) (ii).

OLDE ECOMONIE FINANCIAL CONSULTANTS LTD
511 STATE STREET
BADEN, PENNSYLVANIA 15005

INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15C 3-3

Firm claims an exemption for the determination of information relating to the possession or control requirements pursuant to Rule 15C 3-3 Paragraph (k) (2) (ii).

OLDE ECONOMIE FINANCIAL CONSULTANTS, LTD.
RECONCILIATION OF FOCUS REPORT PART IIA TO THE COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
DECEMBER 31, 2001

LINE # ON FOCUS II A	DESCRIPTION	AMOUNT
Line 23 (B)	Common Stock (Net of Subs Rec)	$ 25,249
Line 23 (D)	Retained Earnings	117,127
	Total Owners Equity	**$ 142,376**
LESS: NON-ALLOWABLE ASSET		
Line 2 (B)	A/R Dealer Concessions over 30 Days/LP	$ (1,217)
Line 3	A/R Reps	(6,623)
Line 5 (B)	Stock Warrants	(3,300)
Line 10	Fixed Assets (Net)	(4,734)
Line 11	Petty Cash, Prepaid Taxes	(611)
	TOTAL NON-ALLOWABLE ASSETS	**$ (16,485)**
	Calculated Net Capital	$ 125,891
Line 9E	Less Haircuts on Investments (30 days but less than 91 days to maturity 1/8 of 1%)	3,237
	Net Capital Calculated	**$ 122,654**
	Net Capital Per Computation of Net Capital	**$ 143,017**
	Audit Adjustments (Page 17)	**$ 20,363**

The accompanying notes are an integral part of these financial statements.

OLDE ECOMONIE FINANCIAL CONSULTANTS LTD
511 STATE STREET
BADEN, PENNSYLVANIA 15005

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS
OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

This is not a consolidation.

Mark C. Turnley

Certified Public Accountant

2919 Duss Avenue
Ambridge, Pennsylvania 15003
(724) 266-2669
FAX (724) 266-4124

Board of Directors
Olde Economie Financial Consultants Ltd.
511 State Street
Baden Pa. 15005

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying statement of financial position of Olde Economie Financial Consultants Ltd. as of December 31, 2001, and the related statements of income and cash flows for the year then ended. These financial statements are the responsibility of management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Olde Economie Financial Consultants, Ltd. As of December 31, 2001, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Focus Report presented subsequent to page 20 is not a required part of the basic financial statements but is supplementary information required by the Securities Exchange Commission (SEC). I have applied certain limited procedures, which consisted principally of inquiries of management regarding the methods of measurement and presentation of the Focus Report. However, I did not audit the information and express no opinion on it.

Mark C. Turnley
Certified Public Accountant

February 19, 2002
Ambridge, Pennsylvania

Mark C. Turnley

Certified Public Accountant

2919 Duss Avenue, 1st Floor
Ambridge, Pennsylvania 15003
(724) 266-2669
FAX (724) 266-4124

Board of Directors
Olde Economie Financial Consultants, Ltd.

In planning and performing my audit of the financial statements of Olde Economie Financial Consultants, Ltd. (the Company) for the year ended December 31, 2001, I considered its internal control structure, including procedures for safeguarding securities in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in the following:

Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11) and the reserved required by rule 15c3-3(e). These computations are made monthly.

The following (2,3,4,) are not applicable to Olde Economie Financial Consultants, Ltd., because Olde Economie Financial Consultants, Ltd., is a non-clearing, $5,000 net-capital Broker Dealer and does not carry customer accounts or take possession and control of securities for customers:

Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

Complying with the requirements for the prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Obtaining and maintaining physical possession or control of all fully paid and excess margin securities off customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and practices and procedures referred to in the preceding paragraph.. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurances that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

American Institute of Certified Public Accountants

Pennsylvania Institute of Certified Public Accountants

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors, or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, I noted no matters involving the internal control structure, including procedures for the safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on rule 17-a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Sincerely,

Mark C. Turnley

Mark C. Turnley, CPA

February 19, 2002
Ambridge, Pennsylvania

OLDE ECONOMIE FINANCIAL CONSULTANTS LTD
511 STATE STREET
BADEN, PENNSYLVANIA 15005

SIPC SUPPLEMENTAL REPORT

NONE

OLDE ECONOMIE FINANCIAL CONSULTANTS, LTD.
MATERIAL AND IMMATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT

MATERIAL INADEQUACIES:		**NONE**
IMMATERIAL INADEQUACIES:		
NET CAPITAL PER FOCUS REPORT		**$ 122,654**
AUDIT ADJUSTMENTS		
A.	Reduce Corporate Taxes Payable from $8,527 to $0	8,527
A.	Adjust Prepaid Corporate Taxes from $511 to $12,347	11,836
NET CAPITAL PER AUDIT		**$ 143,017**

Corrective action to be taken on the above immaterial inadequacies, to insure compliance:

A. Record Audit Adjustments to Revise Prepaid Corporate Taxes and Accrued Corporate Tax Liability

The accompanying notes are an integral part of these financial statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Olde Economie Financial Consultants Ltd, located in Baden, Pennsylvania was incorporated on November 16, 1987 under the laws of the state of Delaware. The purpose of the firm is to provide a full array of financial services such as investing, retirement, estate and insurance planning, as well as, tax preparation for individuals and small businesses. The firm is a member of the National Association of Securities Dealers (NASD), the Securities Investors Protection Corporation (SIPC) and is also a registered investment advisor (RIA).

BASIS OF ACCOUNTING

The accompanying financial statements were prepared utilizing the accrual basis of accounting in conformity with generally accepted accounting principles with the exception of depreciation accounting. Accordingly, revenues are recognized when earned, and expenses are recognized when an obligation has been incurred. Depreciation is calculated using the Modified Accelerated Cost Recovery System (MACRS) in accordance with Internal Revenue Service guidelines. Although this method of accounting for depreciation is not in accordance with generally accepted accounting principles, its effects on the financial statements are not material to the overall financial statement presentation.

INVESTMENTS

Investments are shown at fair value. Investments include a $5,000 certificate of deposit, purchased in 1987 from the New Alliance Federal Credit Union (NAFCU), to insure compliance with National Association of Securities Dealers (NASD) net capital requirements (Note 2). Additionally, investments include a $68,664 certificate of deposit also held with the NAFCU, equity securities of $18,856 and NASD warrants of $3,300.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at historical cost in conformity with generally accepted accounting principles. Routine items of repair and maintenance related to property and equipment are charged to operations as incurred. Property and Equipment are depreciated in accordance with guidelines as discussed under Basis of Accounting.

RECEIVABLES

Receivables are stated at net realizable value.

DEFERRED REVENUE

Deferred revenue represents the portion of unearned monies held in escrow by Olde Economie Financial Consultants, Ltd, for advisory fees paid in advance.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – NET CAPITAL REQUIREMENTS

The net capital provisions of the Securities and Exchange Act of 1934 require Broker/Dealers to maintain a minimum net capital. The computation of such minimum net capital is set forth in Rule 15c 3-1 and is subject to fluctuations on a daily basis. As of December 31, 2001, Olde Economie Financial Consultants, Ltd. had a net capital of $143,017. In computing net capital, certain receivables, NASD warrants, net fixed assets, petty cash and prepaid corporate taxes are classified as non-allowable assets under Rule 15c 3-1 of the Securities and Exchange Act of 1934.

NOTE 3 – PROVISION FOR FEDERAL INCOME TAXES

A provision for federal income taxes, based on applicable Internal Revenue Service rates for corporations, has been recorded in the accompanying financial statement of income. As a result of a net loss, there was no federal tax liability at December 31, 2001.

NOTE 4 – RISK MANAGEMENT

Old Economie Financial Consultants LTD is exposed to various risks of loss related to tort; theft of, damage to, and destruction of assets, errors and omissions; injuries to employees; and natural disasters. These risks are covered by commercial insurance purchased from independent third parties. Settled claims for these risks have not exceeded commercial insurance coverage for the past three years.

OLDE ECONOMIE FINANCIAL CONSULTANTS, LTD.
COMPARATIVE STATEMENT OF FINANCIAL CONDITION
FOR THE YEARS ENDED DECEMBER 31,

	2001	2000	INCREASE (DECREASE)
ASSETS:			
Cash	$ 78,060	$ 127,256	$ (49,196)
Investments	95,820	88,428	7,392
A/R Dealer Concessions	2,900	16,538	(13,638)
A/R Reps & over 30 Days	6,935	6,397	538
A/R Limited Partnership/VA/Stocks	6,085	7,307	(1,222)
Prepaid Items	12,347	511	11,836
TOTAL CURRENT ASSETS	**$ 202,147**	**246,437**	**$ (44,290)**
PROPERTY AND EQUIPMENT			
Equipment and Fixtures	$ 39,152	$ 37,275	$ 1,877
Computer Software	25,332	21,292	4,040
Accumulated Depreciation	(59,750)	(58,567)	(1,183)
TOTAL PROPERTY AND EQUPMENT	**$ 4,734**	**$ -**	**$ 4,734**
OTHER ASSETS			
Organization Costs	$ 130	$ 130	$ -
Licensing Cost	1,468	1,468	-
Accumulated Amortization	(1,598)	(1,598)	-
TOTAL OTHER ASSETS	**$ -**	**$ -**	**$ -**
TOTAL ASSETS	**$ 206,881**	**$ 246,437**	**$ (39,556)**
LIABILITIES			
Accounts Payable	$ 1,950	$ 1,525	$ 425
Commissions Payable	12,332	13,282	(950)
Deferred Revenue	29,860	39,221	(9,361)
Taxes Payable	-	8,527	(8,527)
TOTAL CURRENT LIABILITIES	**$ 44,142**	**$ 62,555**	**$ (18,413)**
EQUITY			
Common Stock non-par (3000)			
Shares Auth. 1800 Issued	$ 23,845	$ 23,845	$ -
Common Stock Subscribed (200) shares	2,650	2,650	-
Common Stock Sub. Rec.	(1,245)	(1,245)	-
TOTAL PAID IN CAPITAL	**$ 25,250**	**$ 25,250**	**$ -**
RETAINED EARNINGS PRIOR YEAR (ADJ)	$ 164,626	$ 114,522	$ 50,104
NET INCOME CURRENT	(27,137)	44,110	(71,247)
TOTAL RETAINED EARNINGS	**$ 137,489**	**$ 158,632**	**$ (21,143)**
TOTAL EQUITY	**$ 162,739**	**$ 183,882**	**$ (21,143)**

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic (selected) Alternate [0011]

Name of Broker Dealer: OLDE ECONOMIE FINANCIAL CONSUL [0013]

SEC File Number: 8- 38759 [0014]

Address of Principal Place of Business: 511 STATE ST [0020]

BADEN [0021] PA [0022] 15005-1738 [0023]

Firm ID: 21304 [0015]

For Period Beginning 10/01/2001 [0024] And Ending 12/31/2001 [0025]

Name and telephone number of person to contact in regard to this report:

Name: JOHN TOTH - GENERAL PRINCIPAL [0030] Phone: 724-869-7526 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes [0040] No (selected) [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	126,463 [0200]		126,463 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	25,161 [0295]		
	B. Other	8,080 [0300]	1,217 [0550]	34,458 [0810]
3.	Receivables from non-customers	[0355]	6,623 [0600]	6,623 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	18,856 [0424]		
	E. Spot commodities	[0430]		18,856 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	3,300 [0610]	3,300 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]

	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities [0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	4,734 [0680]	4,734 [0920]
11.	Other assets	[0535]	611 [0735]	611 [0930]
12.	TOTAL ASSETS	178,560 [0540]	16,485 [0740]	195,045 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	12,332 [1115]	[1305]	12,332 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	40,337 [1205]	[1385]	40,337 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]

		from outsiders [0990]			
	C.	Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
		1. from outsiders [1000]			
		2. Includes equity subordination (15c3-1(d)) of [1010]			
	D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
	E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES		52,669 [1230]	0 [1450]	52,669 [1760]

Ownership Equity

			Total
21.	Sole proprietorship		[1770]
22.	Partnership (limited partners ______ [1020])		[1780]
23.	Corporations:		
	A.	Preferred stock	[1791]
	B.	Common stock	25,249 [1792]
	C.	Additional paid-in capital	[1793]

D.	Retained earnings	117,127 [1794]
E.	Total	142,376 [1795]
F.	Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	142,376 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	195,045 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2001 [3932] Period Ending 12/31/2001 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	4,500 [3935]
	b.	Commissions on listed option transactions	[3938]
	c.	All other securities commissions	6,485 [3939]
	d.	Total securities commissions	10,985 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	[3949]
	c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts		3,751 [3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		186,007 [3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		88,627 [3975]
8.	Other revenue		2,755 [3995]
9.	Total revenue		292,125 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	[4120]
11.	Other employee compensation and benefits	[4115]
12.	Commissions paid to other broker-dealers	207,757 [4140]
13.	Interest expense	[4075]

	a. Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		8,951 [4195]
15.	Other expenses		81,461 [4100]
16.	Total expenses		298,169 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-6,044 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-6,044 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		-5,631 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)—Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)—"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 30453 [4335A]	FISERV SECURITIES, INC. [4335A2]	Retired-G [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)—Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			142,376 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			142,376 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			142,376 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		16,485 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	-16,485 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			125,891 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			

A. Contractual securities commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		3,237 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-3,237 [3740]
10. Net Capital			122,654 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	3,511 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	117,654 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	117,387 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition — 52,669 [3790]

17. Add:

A. Drafts for immediate credit — [3800]

B. Market value of securities borrowed for which no equivalent value is paid or credited — [3810]

C. Other unrecorded amounts(List)

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19. Total aggregate indebtedness — 52,669 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) — % 43 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) — % 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			148,420 [4240]
	A.	Net income (loss)		-6,044 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			142,376 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Schedule I** INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

Report for period beginning 01/01/2001 [8005] and ending 12/31/2001 [8006]

SEC File Number: 38759 [8011]

Firm ID: 21304

1. Name of Broker Dealer: OLDE ECONOMIE FINANCIAL CONSUL [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name: [8053]	Phone: [8057]
Name: [8054]	Phone: [8058]
Name: [8055]	Phone: [8059]
Name: [8056]	Phone: [8060]

3.	Respondent conducts a securities business exclusively with registered broker-dealers:	Yes (selected)	No	[8073]
4.	Respondent is registered as a specialist on a national securities exchange:	Yes	No (selected)	[8074]
5.	Respondent makes markets in the following securities:			
	(a) equity securities	Yes	No (selected)	[8075]
	(b) municipals	Yes	No (selected)	[8076]
	(c) other debt instruments	Yes	No (selected)	[8077]
6.	Respondent is registered solely as a municipal bond dealer:	Yes	No (selected)	[8078]
7.	Respondent is an insurance company or an affiliate of an insurance company:	Yes	No (selected)	[8079]
8.	Respondent carries its own public accounts:	Yes	No (selected)	[8084]

9. Respondent's total number of public customer accounts:

(carrying firms filing X-17A-5 Part II only)

(a)	Public customer accounts	0 [8080]
(b)	Omnibus accounts	0 [8081]

10. Respondent clears its public customer and/or proprietary accounts: Yes ○ No ◉ [8085]

11. Respondent clears its public customer accounts in the following manner:

(a)	Direct Mail (New York Stock Exchange Members Only)	☐ [8086]
(b)	Self Clearing	☐ [8087]
(c)	Omnibus	☐ [8088]
(d)	Introducing	☐ [8089]
(e)	Other	☐ [8090]
(f)	Not Applicable	☑ [8091]

12.

(a) Respondent maintains membership(s) on national securities exchange(s): Yes ○ No ◉ [8100]

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(1)	American	☐ [8120]
(2)	Boston	☐ [8121]
(3)	CBOE	☐ [8122]
(4)	Midwest	☐ [8123]
(5)	New York	☐ [8124]
(6)	Philadelphia	☐ [8125]
(7)	Pacific Coast	☐ [8126]
(8)	Other	☐ [8129]

13. Employees:

(a)	Number of full-time employees	63 [8101]
(b)	Number of full-time employees registered representatives employed by respondent included in 13(a)	57 [8102]

14. Number of NASDAQ stocks respondent makes market — 0 [8103]

15. Total number of underwriting syndicates respondent was a member — 0 [8104]

16. Number of respondent's public customer transactions:

Actual ○ Estimate ○

(a)	equity securities transactions effected on a national securities exchange	[8107]
(b)	equity securities transactions effected other than on a national securities exchange	[8108]
(c)	commodity, bond, option, and other transactions effected on or off a national securities exchange	[8109]

17. Respondent is a member of the Securities Investor Protection Corporation — Yes ◉ No ○ [8111]

18. Number of branch officies operated by respondent — 0 [8112]

19.

(a)	Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank	Yes ○ No ◉ [8130]
(b)	Name of parent or affiliate	[8131]
(c)	Type of institution	[8132]

20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank — Yes ○ No ◉ [8113]

21.

(a)	Respondent is a subsidiary of a registered broker-dealer	Yes ○ No ◉ [8114]
(b)	Name of parent	[8116]

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer — Yes ○ No ◉ [8115]

23.	Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations:	Yes ○ No ● [8117]

*** Required in any Schedule I filed for the calender year 1978 and succeeding years.**

24.	Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period	0 [8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income	0 [8151]

SEC MAIL SECTION
RECEIVED
FEB 2 8 2002
340
WASH. D.C.

OLDE ECONOMIE FINANCIAL CONSULTANTS LTD

◆ ◆ ◆

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

OLDE ECONOMIE FINANCIAL CONSULTANTS, LTD.

TABLE OF CONTENTS

	PAGE
Securities & Exchange Commission Facing Page	1-2
Statement Of Financial Condition	3
Statement Of Income	4
Statement Of Change in Financial Condition (Cash Flows)	5
Statement of Change in Stockholders' Equity	6
Statement of Change in Liabilities Subordinated to Claims of Creditors	7
Computation of Net Capital	8
Computation for Determination of Reserve Requirements Under Rule 15c 3-3	9
Information Relating to the Possession or Control Requirements Under Rule 15c 3-3	10
A Reconciliation, including appropriate explanation, of the computation of Net Capital under Rule 15c 3-1 and the computation for the determination of the Reserve Requirements under Exhibit A of Rule 15c 3-3	11
A Reconciliation between the audited and unaudited Statements of Financial Condition with the methods of consolidation	12
An Oath of Affirmation (Independent Auditor's Report)	13
A Report on Internal Control Structure	14-15
A copy of the SIPC Supplemental Report	16
A Report describing any material inadequacy found to exist or found to have existed since the date of the previous audit	17
Accountant's Notes to Financial Statements	18-19
Focus Report	20